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                              February 10, 2021

       Steven Heyer
       Chief Executive Officer
       Haymaker Acquisition Corp. III
       501 Madison Avenue, Floor 12
       New York, NY 10022

                                                        Re: Haymaker
Acquisition Corp. III
                                                            Amendment to Draft
Registration Statement of Form S-1
                                                            Filed January 25,
2021
                                                            File No. 377-03379

       Dear Mr. Heyer:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment to Draft Registration Statement of Form S-1

       General

   1. Please include a bullet point summary of your principal risks in the forepart of the prospectus. Refer to
Item 105(b) of Regulation S-K.
              You may contact Eric Mcphee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
       you have questions regarding comments on the financial statements and related matters.
       Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.
 Steven Heyer
Haymaker Acquisition Corp. III
February 10, 2021
Page 2

FirstName LastNameSteven Heyer                Sincerely,
Comapany NameHaymaker Acquisition Corp. III
                                              Division of Corporation Finance
February 10, 2021 Page 2                      Office of Real Estate &
Construction
FirstName LastName